Exhibit 99.1

NorZinc Ltd.

Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9

NOTICE OF MEETING

TO: The Shareholders of NorZinc Ltd.

NOTICE IS HEREBY GIVEN THAT a meeting (the "Meeting") of the shareholders of NorZinc Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Monday, November 18 , 2019, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.

To consider, and if deemed advisable, pass with or without amendment, an ordinary resolution of disinterested shareholders of the Company authorizing and approving the sale and issuance of a 1% net smelter return royalty (the "Royalty") over the Company's Prairie Creek zinc-lead-silver mine in the Northwest Territories (the "Prairie Creek Project") to RCF VI CAD LLC ("RCF"), a wholly owned subsidiary of Resource Capital Fund VI L.P., for a purchase price of C$8,000,000, as more particularly set out in the information circular in respect of the Meeting.

2.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. The information circular with respect to the Meeting provides additional information about the matters to be dealt with at the Meeting and is deemed to form part of this notice.

All shareholders are invited to attend the Meeting. Only shareholders at the close of business on October 9, 2019 are entitled to receive notice of and vote at the Meeting. If you are a registered shareholder, you will have received this Notice of Meeting and a form of proxy. Registered shareholders who are unable to attend the Meeting are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy. Completed proxies must be received by 10:00 a.m. (Pacific Time) on November 14, 2019, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

If you are a non-registered (beneficial) shareholder, you will have received this Notice of Meeting and a voting instruction form. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein.

DATED this 9th day of October, 2019

BY ORDER OF THE BOARD OF DIRECTORS

"John Warwick"
John Warwick, Chairman